EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Prospectus, which is part of this Registration Statement on Form S-8 of our report dated March 13, 2017, relating to the consolidated balance sheets of Northrim BanCorp Inc. and Subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which appears in the Annual Report on Form 10-K of Northrim BanCorp, Inc. for the year ended December 31, 2016.

/s/ Moss Adams LLP

Portland, Oregon
June 6, 2017